Exhibit (a)(3)

W-H ENERGY SERVICES, INC.
2000 West Sam Houston Parkway South, Suite 500
Houston, Texas 77042
(713) 974-9071

June 24, 2008

Dear W-H Shareholder:

I am pleased to inform you that on June 3, 2008, W-H Energy Services, Inc. (“W-H”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Smith International, Inc. (“Smith”) and Whitehall Acquisition Corp. (“Offeror”), a wholly owned subsidiary of Smith.

Under the terms of the Merger Agreement, Smith, through Offeror, is today commencing an offer (the “Offer”) to exchange each outstanding share of common stock, par value $0.0001 per share, of W-H (including the associated preferred share purchase rights, the “Shares”), validly tendered and not properly withdrawn in the Offer, at the election of the holder thereof, for:

•	$56.10 in cash, without interest, and 0.48 Shares of common stock, par value $1.00 per share, of Smith (including the associated preferred share purchase rights, the “Smith Common Stock”) (the “Mixed Consideration”),

•	(b) $93.55 in cash, without interest (the “All-Cash Consideration”), or

•	(c) 1.1990 shares of Smith Common Stock (the “All-Stock Consideration”).

Under the Merger Agreement, a W-H shareholder selecting the Mixed Consideration will not be subject to proration; however, a W-H shareholder electing either the All-Cash Consideration or the All-Stock Consideration will be subject to proration. I urge you to read carefully Smith’s prospectus/offer to exchange dated June 24, 2008 (the “Prospectus”), including the information appearing under the section entitled “The Offer,” to gain an understanding of the complete terms of the Offer, including the potential impact of the proration mechanism which may affect the amount of cash and Smith Common Stock you would receive in the event you elect the All-Cash Consideration or the All-Stock Consideration.

The Offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of July 22, 2008. Following the successful completion of the Offer (and subject to the satisfaction or waiver of certain additional conditions contained in the Merger Agreement), Smith intends to merge Offeror into W-H, with W-H surviving the merger. After such merger, the surviving corporation will be a wholly owned subsidiary of Smith and the former W-H shareholders will not have any direct equity ownership interest in W-H or the surviving corporation. In the merger, each Share (except for Shares held in W-H’s treasury, Shares beneficially owned by any direct or indirect wholly owned subsidiary of W-H and Shares beneficially owned directly or indirectly by Smith or Offeror, including Shares acquired in the Offer) will be converted into the right to receive the Merger Consideration (as defined in the Prospectus).

W-H’s Board of Directors has unanimously deemed the Merger Agreement and the transactions contemplated thereby, including the Offer and the proposed merger, to be in the best interests of the W-H shareholders, has approved the Merger Agreement, the Offer and the proposed merger, and recommends that W-H shareholders accept the Offer and tender their Shares pursuant to the Offer.

Accompanying this letter are the following documents:

•	Smith’s Prospectus that explains the Offer;

•	A letter of election and transmittal for use in tendering your Shares; and

•	A Schedule 14D-9 that contains the recommendation of the W-H Board of Directors in support of the Offer and sets forth the reasons behind its recommendation, the background of the transaction and other important information.

I urge you to read each of the foregoing documents carefully. If you have any questions, you should contact MacKenzie Partners, Inc., Smith’s information agent, at (800) 322-2885 (Toll Free).

Very truly yours,

/s/  Kenneth T. White, Jr.
Kenneth T. White, Jr.
Chairman, President and Chief Executive Officer